

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 4, 2010

Frank J. Fertitta III
Chief Executive Officer and President
Station Casinos, Inc.
1505 South Pavilion Center Drive,
Las Vegas, Nevada 89135

> **Re: Station Casinos, Inc.**
> **Form 10-K: For the Fiscal Year Ended December 31, 2009**
> **Filed on March 31, 2010**
> **File No. 001-12037**

Dear Mr. Fertitta:

    We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within 10 business days by confirming that you will revise your document in future filings, amending your filing and providing any requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K: For the Year Ended December 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 38

Results of Operations, page 41

Casino, page 43

1.   You state that customer visits to your properties and customer spend per visit decreased during 2009 as compared to 2008. In future filings, please quantify the actual decrease in customer visits and customer spend per visit. Additionally, please revise future filings to quantify the impacts of these changes on revenues. For example, please revise future

filings to quantify the actual dollar amount of revenue change during the period attributed to a change in customer visits.

2.   We note that you discuss certain factors to which changes are attributable, but you do not quantify some of these factors. For example, you state that the decrease in casino expense is due to a decrease in gaming taxes, a decrease in costs related to complimentaries and reduced payroll expense, but you do not quantify each of the different factors. In future filings, please ensure that all material factors are analyzed and quantified to the extent practicable.

Food and Beverage, page 44

3.   Please clarify for us and disclose in future filings what is meant by food covers.

Room, page 44

4.   You state that room occupancy and the average daily room rate decreased during 2009 as compared to 2008. In future filings, please quantify the impacts of these changes on revenues. For example, please quantify the actual dollar amount of revenue change during the period attributed to a change in room occupancy.

Item 8. Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm, page 76

5.   Please amend your filing to include an audit report signed by your independent registered public accounting firm.

Consolidated Balance Sheets, Page 77

6.   We note your $213.8 million investment in Native American development costs as of December 31, 2009. Please explain to us your basis for concluding that such amounts were fully recoverable as of December 31, 2009. To the extent your conclusion was based on projections or probabilities, please describe for us the substantive evidence you relied upon in support of such projections or probabilities. Please be detailed in your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Aamira Chaudhry at 202-551-3389 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

Lyn Shenk
Branch Chief